Exhibit 99.1

Pinduoduo Announces Fourth Quarter and Fiscal Year 2020 Unaudited Financial Results

SHANGHAI, CHINA, March 17, 2021 (GLOBE NEWSWIRE) — Pinduoduo Inc. (“Pinduoduo” or the “Company”) (NASDAQ: PDD), China’s largest agriculture and interactive commerce platform, today announced its unaudited financial results for the fourth quarter and the fiscal year ended December 31, 2020.

Fourth Quarter 2020 Highlights

•                          GMV1 in the twelve-month period ended December 31, 2020 was RMB1,667.6 billion (US$2255.6 billion), an increase of 66% from RMB1,006.6 billion in the twelve-month period ended December 31, 2019.

•                          Total revenues in the quarter were RMB26,547.7 million (US$4,068.6 million), an increase of 146% from RMB10,792.7 million in the same quarter of 2019.

•                          Average monthly active users3 in the quarter were 719.9 million, an increase of 50% from 481.5 million in the same quarter of 2019.

•                          Active buyers4 in the twelve-month period ended December 31, 2020 were 788.4 million, an increase of 35% from 585.2 million in the twelve-month period ended December 31, 2019.

•                          Annual spending per active buyer5 in the twelve-month period ended December 31, 2020 was RMB 2,115.2 (US$324.2), an increase of 23% from RMB 1,720.1 in the twelve-month period ended December 31, 2019.

“We saw six years ago that mobile is the only way to go. Therefore, we are the only major consumer internet company in the world that is mobile only. The mobile internet fundamentally transforms the way humans interact with each other,” said Mr. Lei Chen, Chairman and Chief Executive Officer of Pinduoduo.

“This revolution is tearing down the walls between the physical and digital worlds. Being a mobile-only product in this new age, we are well-placed to benefit from the opportunities thrown up by each behavioral change.”

“One such change sweeping the world is agriculture and grocery. Pinduoduo started with agricultural products, with the vision of offering consumers the ‘Costco + Disney’ experience of more savings and more fun. We are now the largest agriculture platform in China and we hope that Pinduoduo can one day become the largest grocer in the world,” Mr. Chen continued.

“Agriculture is a strategic priority for us, and we will continue to invest in technology and operations across the agricultural value chain to optimize food production, distribution and consumption,” added Mr. David Liu, Vice President of Strategy. “Reducing inefficiencies in the supply chain will lower structural costs and make groceries more affordable for everyone.”

“We continued to deliver strong results in the fourth quarter and generate positive cash flow from operations,” said Mr. Tony Ma, Vice President of Finance. “Our total revenues for fiscal year 2020 increased 97% from the prior year, and excluding contribution from merchandise sales, our total revenues grew 78%.”

1   “GMV” refers to the total value of all orders for products and services placed on the Pinduoduo mobile platform, regardless of whether the products and services are actually sold, delivered or returned. Buyers on the platform are not charged for shipping fees in addition to the listed price of merchandise. Hence, merchants may embed the shipping fees in the listed price. If embedded, then the shipping fees are included in GMV. As a prudential matter aimed at eliminating any influence on Pinduoduo’s GMV of irregular transactions, the Company excludes from its calculation of GMV transactions in certain product categories over certain amounts and transactions by buyers in certain product categories over a certain amount per day.

2   This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.5250 to US$1.00, the noon buying rate in effect on December 31, 2020 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

3  “Monthly active users” refers to the number of user accounts that visited the Pinduoduo mobile app during a given month, which does not include those that accessed the platform through social networks and access points.

4  “Active buyers” in a given period refers to the number of user accounts that placed one or more orders (i) on the Pinduoduo mobile app, and (ii) through social networks and access points in that period, regardless of whether the products and services are actually sold, delivered or returned.

5  “Annual spending per active buyer” in a given period refers to the quotient of total GMV in that period divided by the number of active buyers in the same period.

Fourth Quarter 2020 Unaudited Financial Results

Total revenues were RMB26,547.7 million (US$4,068.6 million), an increase of 146% from RMB10,792.7 million in the same quarter of 2019. The increase was primarily due to an increase in revenues from online marketing services and contribution from merchandise sales.

•                          Revenues from online marketing services and others were RMB18,922.0 million (US$2,899.9 million), an increase of 95% from RMB9,686.7 million in the same quarter of 2019.

•                          Revenues from transaction services were RMB2,267.9 million (US$347.6 million), an increase of 105% from RMB1,106.0 million in the same quarter of 2019.

•                          Revenues from merchandise sales were RMB5,357.8 million (US$821.1 million), an increase of RMB5,357.8 million from nil in the same quarter of 2019.

Total costs of revenues were RMB11,526.1 million (US$1,766.5 million), an increase of 466% from RMB2,037.4 million in the same quarter of 2019. The increase was mainly due to costs and expenses attributable to merchandise sales, higher cost of payment processing fees, cloud services fees, merchant support services, and delivery and storage fees.

Total operating expenses were RMB17,069.4 million (US$2,616.0 million), compared with RMB10,890.6 million in the same quarter of 2019.

•                          Sales and marketing expenses were RMB14,712.5 million (US$2,254.8 million), an increase of 59% from RMB9,272.5 million in the same quarter of 2019, mainly due to an increase in advertising expenses and promotion and coupon expenses.

•                          General and administrative expenses were RMB405.6 million (US$62.2 million), an increase of 17% from RMB345.7 million in the same quarter of 2019, primarily due to an increase in professional and outsourcing services.

•                          Research and development expenses were RMB1,951.3 million (US$299.0 million), an increase of 53% from RMB1,272.4 million in the same quarter of 2019. The increase was primarily due to an increase in headcount and the recruitment of more experienced R&D personnel and an increase in R&D-related cloud services expenses.

Operating loss was RMB2,047.8 million (US$313.8 million), compared with operating loss of RMB2,135.3 million in the same quarter of 2019. Non-GAAP operating loss6 was RMB1,114.5 million (US$170.8 million), compared with operating loss of RMB1,336.6 million in the same quarter of 2019.

Net loss attributable to ordinary shareholders was RMB1,376.4 million (US$210.9 million), compared with RMB1,751.6 million in the same quarter of 2019. Non-GAAP net loss attributable to ordinary shareholders was RMB184.5 million (US$28.3 million), compared with RMB815.0 million in the same quarter of 2019.

Basic and diluted net loss per ADS were RMB1.13 (US$0.17), compared with RMB1.52 in the same quarter of 2019. Non-GAAP basic and diluted net loss per ADS were RMB0.15 (US$0.02), compared with RMB0.72 in the same quarter of 2019.

Net cash flow from operating activities was RMB14,946.6 million (US$2,290.7 million), compared with RMB9,598.0 million in the same quarter of 2019, primarily due to an increase in online marketing services revenues.

Cash, cash equivalents and short-term investments were RMB87.0 billion (US$13.3 billion) as of December 31, 2020, compared with RMB41.1 billion as of December 31, 2019.

Fiscal Year 2020 Financial Results

Total revenues were RMB59,491.9 million (US$9,117.5 million), representing an increase of 97% from RMB30,141.9 million in 2019. The increase was primarily due to an increase in revenues from online marketing services and contribution from merchandise sales.

•                      Revenues from online marketing services and others were RMB47,953.8 million (US$7,349.2 million), representing an increase of 79% from RMB26,813.6 million in 2019.

•                      Revenues from transaction services were RMB5,787.4 million (US$887.0 million), representing an increase of 74% from RMB3,328.2 million in 2019.

•                      Revenues from merchandise sales were RMB5,750.7 million (US$881.3 million), an increase of RMB5,750.7 million from nil in 2019.

6  The Company’s non-GAAP financial measures exclude the Company’s non-GAAP financial measures exclude share-based compensation expenses, fair value change of long-term investments, and interest expenses related to the convertible bonds’ amortization to face value and gain on extinguishment. See “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Total costs of revenues were RMB19,278.6 million (US$2,954.6 million), representing an increase of 204% from RMB6,338.8 million in 2019. The increase was mainly due to costs and expenses attributable to merchandise sales, higher cost of payment processing fees, cloud services fees, merchant support services, and delivery and storage fees.

Total operating expenses were RMB49,593.5 million (US$7,600.5 million), compared with RMB32,341.3 million in 2019.

•                      Sales and marketing expenses were RMB41,194.6 million (US$6,313.3 million), an increase of 52% from RMB27,174.2 million in 2019, mainly due to an increase in advertising expenses and promotion and coupon expenses.

•                      General and administrative expenses were RMB1,507.3 million (US$231.0 million), an increase of 16% from RMB1,296.7 million in 2019, primarily due to an increase in headcount.

•                      Research and development expenses were RMB6,891.7 million (US$1,056.2 million), an increase of 78% from RMB3,870.4 million in 2019. The increase was primarily due to an increase in headcount and the recruitment of more experienced R&D personnel and an increase in R&D-related cloud services expenses.

Operating loss was RMB9,380.3 million (US$1,437.6 million), compared with operating loss of RMB8,538.2 million in 2019. Non-GAAP operating loss was RMB5,767.3 million (US$883.9 million), compared with RMB5,980.5 million in 2019.

Net loss attributable to ordinary shareholders was RMB7,179.7 million (US$1,100.3 million), compared with RMB6,967.6 million in 2019. Non-GAAP net loss attributable to ordinary shareholders was RMB2,965.0 million (US$454.4 million), compared with RMB4,265.8 million in 2019.

Basic and diluted net loss per ADS were RMB6.02 (US$0.92), compared with RMB6.04 in 2019. Non-GAAP basic and diluted net loss per ADS were RMB2.49 (US$0.38), compared with RMB3.68 in 2019.

Net cash provided by operating activities was RMB28,196.6 million (US$4,321.3 million), compared with RMB14,821.0 million in 2019, primarily due to an increase in online marketing services revenues.

Recent Development

As of February 28, 2021, US$711.9 million of the 0% convertible bond due in 2024 have been converted into newly issued ADSs.

Conference Call

The Company will host a conference call to discuss the earnings at 7:30 AM U.S. Eastern Time on Wednesday, March 17, 2021 (7:30 PM Beijing/Hong Kong Time on Wednesday, March 17, 2021).

Please pre-register to join this conference using the registration link below. Please dial in using the participant dial-in numbers, direct event passcode, PIN and unique registrant ID which would be provided to you upon registering.

Pre-register at: http://apac.directeventreg.com/registration/event/6892223

A telephone replay of the call will be available after the conclusion of the conference call until 8:59 AM Eastern Time on March 25, 2021.

Dial-in numbers for the replay are as follows:

International: +61-2-8199-0299

U.S.: +1-646-254-3697

Passcode: 6892223

A live and archived webcast of the conference call will be available at http://investor.pinduoduo.com/

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating loss and non-GAAP net loss attributable to ordinary shareholders, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s non-GAAP financial measures exclude share-based compensation expenses, fair value change of long-term investments, and interest expenses related to the convertible bonds’ amortization to face value and gain on extinguishment.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, fair value change of long-term investments, and interest expenses related to the convertible bonds’ amortization to face value and gain on extinguishment, which is a non-cash charge. The Company also believes that the non-GAAP financial measures could provide further information about the Company’s results of operations, and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expenses that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Pinduoduo’s strategic and operational plans, contain forward-looking statements. Pinduoduo may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including but not limited to statements about Pinduoduo’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Pinduoduo’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and fourth-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Pinduoduo’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Pinduoduo’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Pinduoduo undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Pinduoduo Inc.

Pinduoduo is a mobile-only marketplace that connects millions of agricultural producers with consumers across China. Pinduoduo aims to bring more businesses and people into the digital economy so that local communities can benefit from the increased productivity and convenience through new market opportunities.

For more information on Pinduoduo news and industry trends, please visit the content hub at https://stories.pinduoduo-global.com/.

For investor and media inquiries, please contact:

Pinduoduo Inc.

investor@pinduoduo.com

internationalmedia@pinduoduo.com

PINDUODUO INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2019	December 31, 2020
	RMB	RMB	US$
		(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	5,768,186	22,421,189	3,436,198
Restricted cash	27,577,671	52,422,447	8,034,091
Receivables from online payment platforms	1,050,974	729,548	111,808
Short-term investments	35,288,827	64,551,094	9,892,888
Amounts due from related parties	2,365,528	4,240,069	649,819
Prepayments and other current assets	950,277	5,159,531	790,733
Total current assets	73,001,463	149,523,878	22,915,537

Non-current assets
Property, equipment and software, net	41,273	202,853	31,089
Intangible asset	1,994,292	1,276,751	195,671
Right-of-use assets	517,188	629,827	96,525
Other non-current assets	503,120	7,275,305	1,114,989
Total non-current assets	3,055,873	9,384,736	1,438,274

Total Assets	76,057,336	158,908,614	24,353,811

PINDUODUO INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2019	December 31, 2020
	RMB	RMB	US$
		(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Amounts due to related parties	1,502,892	3,385,863	518,906
Customer advances and deferred revenues	605,970	2,423,190	371,370
Payable to merchants	29,926,488	53,833,981	8,250,419
Accrued expenses and other liabilities	4,877,062	11,193,372	1,715,461
Merchant deposits	7,840,912	10,926,319	1,674,532
Short-term borrowings	898,748	1,866,316	286,025
Lease liabilities	115,734	253,036	38,779
Total current liabilities	45,767,806	83,882,077	12,855,492

Non-current liabilities
Convertible bonds	5,206,682	14,432,792	2,211,922
Lease liabilities	428,593	414,939	63,592
Other non-current liabilities	7,389	2,918	447
Total non-current liabilities	5,642,664	14,850,649	2,275,961

Total Liabilities	51,410,470	98,732,726	15,131,453

Shareholders’ equity
Ordinary shares	148	159	24
Additional paid-in capital	41,493,949	86,698,660	13,287,151
Accumulated other comprehensive income / (loss)	1,448,230	(1,047,728)	(160,571)
Accumulated deficits	(18,295,461)	(25,475,203)	(3,904,246)
Total Shareholders’ Equity	24,646,866	60,175,888	9,222,358
Total Liabilities and Shareholders’ Equity	76,057,336	158,908,614	24,353,811

PINDUODUO INC.

CONDENSED CONSOLIDATED STATEMENTS OF LOSS

(Amounts in thousands of RMB and US$)

	For the three months ended December 31,			For the year ended December 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Revenues	10,792,726	26,547,709	4,068,615	30,141,886	59,491,865	9,117,527
Costs of revenues	(2,037,437)	(11,526,124)	(1,766,456)	(6,338,778)	(19,278,641)	(2,954,581)
Gross profit	8,755,289	15,021,585	2,302,159	23,803,108	40,213,224	6,162,946

Sales and marketing expenses	(9,272,536)	(14,712,526)	(2,254,793)	(27,174,249)	(41,194,599)	(6,313,349)
General and administrative expenses	(345,682)	(405,570)	(62,156)	(1,296,712)	(1,507,297)	(231,003)
Research and development expenses	(1,272,375)	(1,951,261)	(299,044)	(3,870,358)	(6,891,653)	(1,056,192)
Total operating expenses	(10,890,593)	(17,069,357)	(2,615,993)	(32,341,319)	(49,593,549)	(7,600,544)

Operating loss	(2,135,304)	(2,047,772)	(313,834)	(8,538,211)	(9,380,325)	(1,437,598)

Interest and investment income, net	472,540	671,395	102,896	1,541,825	2,455,366	376,301
Interest expenses	(139,708)	(278,146)	(42,628)	(145,858)	(757,336)	(116,067)
Foreign exchange (loss) / gain	(13,237)	149,006	22,836	63,179	225,197	34,513
Other income, net	27,178	81,149	12,437	82,786	193,702	29,686
Loss before income tax and share of results of equity investees	(1,788,531)	(1,424,368)	(218,293)	(6,996,279)	(7,263,396)	(1,113,165)
Share of results of equity investees	36,894	48,012	7,358	28,676	83,654	12,821
Income tax expenses	—	—	—	—	—	—
Net loss	(1,751,637)	(1,376,356)	(210,935)	(6,967,603)	(7,179,742)	(1,100,344)

PINDUODUO INC.

CONDENSED CONSOLIDATED STATEMENTS OF LOSS

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended December 31,			For the year ended December 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net loss	(1,751,637)	(1,376,356)	(210,935)	(6,967,603)	(7,179,742)	(1,100,344)
Net loss attributable to ordinary shareholders	(1,751,637)	(1,376,356)	(210,935)	(6,967,603)	(7,179,742)	(1,100,344)

Loss per ordinary share:
-Basic	(0.38)	(0.28)	(0.04)	(1.51)	(1.51)	(0.23)
-Diluted	(0.38)	(0.28)	(0.04)	(1.51)	(1.51)	(0.23)

Loss per ADS (4 ordinary shares equal 1 ADS):
-Basic	(1.52)	(1.13)	(0.17)	(6.04)	(6.02)	(0.92)
-Diluted	(1.52)	(1.13)	(0.17)	(6.04)	(6.02)	(0.92)

Weighted average number of outstanding ordinary shares (in thousands):
-Basic	4,649,996	4,854,597	4,854,597	4,627,278	4,768,343	4,768,343
-Diluted	4,649,996	4,854,597	4,854,597	4,627,278	4,768,343	4,768,343

PINDUODUO INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended December 31,			For the year ended December 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Revenues
- Online marketing services and others	9,686,699	18,921,975	2,899,920	26,813,641	47,953,779	7,349,238
- Transaction services	1,106,027	2,267,885	347,569	3,328,245	5,787,415	886,960
- Merchandise sales	—	5,357,849	821,126	—	5,750,671	881,329
Total	10,792,726	26,547,709	4,068,615	30,141,886	59,491,865	9,117,527

PINDUODUO INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended December 31,			For the year ended December 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Share-based compensation costs included in:
Costs of revenues	7,256	9,923	1,521	23,835	32,291	4,949
Sales and marketing expenses	237,354	276,875	42,433	860,862	1,093,547	167,593
General and administrative expenses	224,523	252,470	38,693	786,641	966,985	148,197
Research and development expenses	329,539	393,962	60,377	886,368	1,520,220	232,984
Total	798,672	933,230	143,024	2,557,706	3,613,043	553,723

PINDUODUO INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended December 31,			For the year ended December 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)

Net cash flow generated from operating activities	9,598,013	14,946,569	2,290,662	14,820,976	28,196,627	4,321,323
Net cash flow used in investing activities	(11,461,872)	(26,622,837)	(4,080,128)	(28,319,678)	(38,357,901)	(5,878,606)
Net cash flow generated from financing activities	893,899	42,174,783	6,463,568	15,854,731	51,798,996	7,938,543
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(50,260)	(183,639)	(28,144)	450,142	(139,943)	(21,447)

(Decrease) / Increase in cash, cash equivalents and restricted cash	(1,020,220)	30,314,876	4,645,958	2,806,171	41,497,779	6,359,813
Cash, cash equivalents and restricted cash at beginning of period / year	34,366,077	44,528,760	6,824,331	30,539,686	33,345,857	5,110,476

Cash, cash equivalents and restricted cash at end of period / year	33,345,857	74,843,636	11,470,289	33,345,857	74,843,636	11,470,289

PINDUODUO INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended December 31,			For the year ended December 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)

Operating Loss	(2,135,304)	(2,047,772)	(313,834)	(8,538,211)	(9,380,325)	(1,437,598)
Add: Share-based compensation	798,672	933,230	143,024	2,557,706	3,613,043	553,723
Non-GAAP operating loss	(1,336,632)	(1,114,542)	(170,810)	(5,980,505)	(5,767,282)	(883,875)

Net loss attributable to ordinary shareholders	(1,751,637)	(1,376,356)	(210,935)	(6,967,603)	(7,179,742)	(1,100,344)
Add: Share-based compensation	798,672	933,230	143,024	2,557,706	3,613,043	553,723
Add: Interest expense related to convertible bonds’ amortization to face value and gain on extinguishment, net	137,982	256,768	39,351	144,132	690,606	105,840
Add / Less: Loss / (gain) from fair value change of long-term investments	—	1,828	280	—	(88,928)	(13,629)
Non-GAAP net loss attributable to ordinary shareholders	(814,983)	(184,530)	(28,280)	(4,265,765)	(2,965,021)	(454,410)

Weighted-average number of ordinary shares outstanding — basic and diluted (in thousands)	4,649,996	4,854,597	4,854,597	4,627,278	4,768,343	4,768,343

Basic and diluted loss per ordinary share	(0.38)	(0.28)	(0.04)	(1.51)	(1.51)	(0.23)
Add: Non-GAAP adjustments to gain per ordinary share	0.20	0.24	0.03	0.59	0.89	0.13
Non-GAAP basic and diluted loss per share	(0.18)	(0.04)	(0.01)	(0.92)	(0.62)	(0.10)
Non-GAAP basic and diluted loss per ADS	(0.72)	(0.15)	(0.02)	(3.68)	(2.49)	(0.38)